Exhibit (d)(10)

January 16, 2019

Mr. Martin Huber

Retention Letter

Dear Martin,

As you know, GlaxoSmithKline plc (“GSK”) has entered into that certain Agreement and Plan of Merger, dated as of December 3, 2018 (the “Merger Agreement”), among GSK, Adriatic Acquisition Corporation, an indirect wholly-owned subsidiary of GSK (“Purchaser”) and Tesaro, Inc. (“Tesaro”). Pursuant to the terms and conditions of the Merger Agreement, Purchaser has agreed to commence a cash tender offer to purchase all of the outstanding and issued shares of common stock of Tesaro (the “Transaction”).

We value your proven leadership with Tesaro and we are excited about the opportunity for you to become part of GSK. Therefore, in connection with the Transaction, we are pleased to continue your employment with Tesaro as Chief Medical Officer, reporting to the President and Chief Operating Officer of Tesaro, commencing on the closing date of the Transaction (the “Closing Date”) pursuant to the terms set forth in this letter (this “Letter”). We are excited about the opportunities presented by the combination of our businesses and we look forward to you continuing with our team following the Closing Date.

The ongoing terms of your employment are agreed as follows:

1.

Employment; Term. You agree to continue your employment for twelve (12) months following the Closing Date (the “Term”); provided, however, that, on the first anniversary of the Closing Date, the Term shall automatically be extended for one (1) additional year (the “Extended Term”), unless either you or GSK provides written notice (“Notice”) to the other party no later than sixty (60) days prior to the expiration of the Term of the intent not to renew for the Extended Term. GSK shall, or shall cause Tesaro to, honor the terms of your employment agreement with Tesaro, dated February 23, 2017 (the “Tesaro Agreement”), as modified in accordance with the terms of this Letter through the end of the Term or the Extended Term, as the case may be; provided, however, that should you elect to continue your employment with the Company after the Extended Term, the Tesaro Agreement shall terminate without further force and effect and you shall be employed thereafter on terms and conditions applicable to similarly situated employees of GSK.

2.	Compensation.

a.	Base Salary. Your annual base salary will be $518,000, payable pursuant to Tesaro’s regular payroll policy.

b.

Target Bonus. You will be eligible for a target annual cash incentive compensation opportunity at least as favorable as that provided to you in the Tesaro Agreement (i.e., an annual target bonus of 50% of your annual base salary) that will allow you to participate in the success of Tesaro based on agreed upon milestones established by GSK.

c.

Retention Payments. You will be eligible to receive two retention bonus payments, with each retention payment equal to the amount of $750,000, which will be due and payable to you in a cash lump sum on each of the first and second anniversaries of the Closing Date, subject to your continued employment on the applicable anniversary of the Closing Date (except as expressly provided below).

d.

Long-Term Incentive Awards. You will be eligible to receive long-term incentive awards that will allow you to participate in our shared success, the terms and conditions of which will be communicated to you following the Closing Date.

3.	Termination.

a.

Early Termination without “Cause” or Due to Non-Renewal. In the event that, prior to the second anniversary of the Closing Date: (i) your employment is involuntarily terminated without “Cause” (as defined in the Tesaro Agreement) or (ii) the Company provides Notice of its intent not to renew the Term or the Extended Term, as the case may be, at either the first or the second anniversary of the Closing Date and terminates your employment at that anniversary, you will receive, after the “Release Effective Date” (as defined in the Tesaro Agreement): (i) the retention payments described in Section 2(c) of this Letter (to the extent not previously paid) on the first and second anniversaries of the Closing Date, as applicable, and (ii) the severance payments and benefits provided in Section 7(b) of the Tesaro Agreement (the “Severance Payment”).

b.

Termination by you for “Good Reason” or Certain Other Resignations. By accepting the arrangement described in this Letter, you will expressly agree to waive any right to trigger “Good Reason” as defined in the Tesaro Agreement on account of changes to your duties and responsibilities that arise as a result of the consummation of the proposed Transaction and the fact that you are no longer an officer of a publicly-traded company. Thereafter during the Term or the Extended Term, as the case may be, “Good Reason” shall only occur as to part (i) of the definition in Section 7 of the Tesaro Agreement in the event of a material diminution of your duties and responsibilities in the aggregate, as established post-Closing. In the event that: (i) you resign from your employment for “Good Reason” (as defined in the Tesaro Agreement and as modified above) during the Term or the Extended Term, as the case may be, or (ii) provide Notice prior to the first or second anniversary of the Closing Date of your intent not to renew and terminate your employment as of such anniversary, you will receive, after the “Release Effective Date”, the Severance Payment.

c.

Termination for “Cause” or by you for any reason. In the event that your employment is terminated for “Cause” or you resign for any reason, including death or disability, you will forfeit the retention payments provided in Section 2(c).

4.	Miscellaneous.

a.

At-Will Employment. This Letter is not a contract guaranteeing employment for any specific duration. You or the Company may terminate your employment relationship at any time for any reason with or without cause or notice. Nothing in this Letter is meant to alter the at-will status of your employment or to create a contract of employment with you for any reason or for any stated term.

b.	No Offset. To the extent that you are entitled to the retention payments under Section 2(c), those amounts will not be reduced by payments or other amounts due under the Tesaro Agreement.

c.

Restrictive Covenants. In order to protect the legitimate interests of GSK and Tesaro, you agree to abide and continue to be bound by the provisions set forth in Section 7(e) and 8 of the Tesaro Agreement, which are hereby incorporated by reference and form a part hereof, and after the expiration of the Term and the Extended Term, as the case may be, you will be subject to the standard cooperation, confidentiality, non-disparagement and non-solicitation covenants of GSK.

d.	Recoupment. Your retention payment will be subject to any applicable clawback or recoupment policy of GSK.

e.	Section 280G. Section 7(f) of the Tesaro Agreement will apply to your retention and severance payments under Sections 2(c) and 3.

f.	Withholding. Tesaro will withhold from any compensation or benefits payable any federal, state and local income, employment or other similar taxes as may be required.

g.	Occurrence of Closing. In the event that the Transactions contemplated by the Merger Agreement are abandoned or not consummated, this Letter shall be null and void and of no force and effect.

Please sign and return a copy of this Letter to GSK indicating your agreement to the terms set forth herein.

GSK looks forward to working with you.

Regards,

GlaxoSmithKline LLC		Understood, Accepted and Agreed:

/s/ William J. Mosher		/s/ Martin Huber
By:	William J. Mosher	Martin Huber
Title:	Vice President and Secretary	Date: January 16, 2019

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